EXHIBIT 99.1

Company Contact: Mr. Pasquale (Pat) Di Lillo Vice President, Chief Financial and Administrative Officer (514) 397-2592

BIRKS GROUP REALIZED AN OVERALL INCREASE OF 3% IN COMPARABLE STORE SALES FOR ITS MID-YEAR FINANCIAL RESULTS WITH A STRONG 10% INCREASE IN CANADA

Montreal, Quebec. November 20, 2015- Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT:BGI), which operates 48 luxury jewelry stores across Canada, Florida and Georgia, reported its financial results for the twenty-six week period ended September 26, 2015.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are extremely pleased with our performance during the first half of the fiscal year. We believe our strategies which we began implementing during the prior fiscal year are delivering strong sales growth and are providing the Company with significant momentum as we head into the holiday period.”

For the 26 Weeks Ended September 26, 2015 compared to the 26 Weeks Ended September 27, 2014:

•	Consolidated comparable store sales were up 3% overall as compared to the prior fiscal year;

•	In local currency, Canada was up 10% for comparable store sales and the US was down 2% due to a strong US$ that impacted our tourist business, however the domestic business remains strong;

•	Net sales were $4.5 million higher than the comparable period last year excluding the $10.2 million adjustment attributable to translating the Company’s Canadian sales into U.S. dollars. Net sales were $134.0 million, a decrease of $5.7 million from the twenty-six week period ended September 27, 2014, mainly due to unfavorable foreign exchange;

•	Gross profit increased by $0.5 million compared to the comparable period last year excluding $4.3 million of lower gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars. Gross profit was $51.6 million, or 38.5% of net sales, during the twenty-six week period ended September 26, 2015 compared to $55.4 million, or 39.6% of net sales, during the comparable period last year. The 110 basis point gross margin rate decrease was primarily attributable to foreign exchange and product sales mix;

•	Operating income for the period increased by $3.4 million to $6.1 million compared to $2.7 million in the prior fiscal year period due to the gain on sale of assets of the Company’s corporate sales division; and

•	The net income for the 26 week period was $0.8 million, or $0.05 per share, compared to a net loss of $4.0 million, or $0.22 per share, in the prior fiscal year period.

Birks Group is a leading operator of luxury jewelry stores in Canada and in the United States. As of November 20, 2015, we operated 28 stores under the Birks brand in most major metropolitan markets of Canada, 17 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that its strategies are delivering strong sales growth and are providing the Company with significant momentum as it heads into the holiday period. . Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2015 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.